FILED
Secretary of State
State of Washington
Date Filed: 04/09/2021
Effective Date: 04/09/2021
UBI No: 603 567 870



Office of the Secretary of State
Corporations & Charities Division

Washington Profit Corporation
See attached detailed instructions

This Box For Office Use Only

☑ **Filing Fee $30.00**

☐ **Filing Fee with Expedited Service $80.00**

UBI Number: 603 567 870

ARTICLES OF AMENDMENT
Chapter 23B.10 RCW

SECTION 1
NAME OF CORPORATION: *(as currently recorded with the Office of the Secretary of State)*

DESKLESS WORKERS INC

SECTION 2
AMENDMENTS were adopted on this DATE: _____MARCH 9, 2021_____

SECTION 3
ARTICLES OF AMENDMENT WERE ADOPTED BY: *(please check <u>one</u> of the following)*

☐   Board of Directors *(shareholder action was not required)*

☑   Duly approved by shareholders in accordance with 23B.10.030 and 23B.10.040 RCW

☐   Incorporators *(shareholder action was not required)*

SECTION 4
AMENDMENTS TO ARTICLES ON FILE: *(if necessary, attach additional information)*

INCREASE NUMBER OF AUTHORIZED SHARES AND REMOVE SHAREHOLDER PRE-EMPTION RIGHTS

SECTION 5
EFFECTIVE DATE OF ARTICLES OF AMENDMENT: *(please check <u>one</u> of the following)*

☑   Upon filing by the Secretary of State

☐   Specific Date: _____ *(Specified effective date must be within 90 days AFTER the Articles of Amendment have been filed by the Office of the Secretary of State)*

SECTION 6
SIGNATURE *(see instructions page)*
This document is hereby executed under penalties of perjury, and is, to the best of my knowledge, true and correct.

X ~~DAVID YOUNG (Mar 16, 2021 12:09 PDT)~~   DAVID YOUNG FOUNDER AND CEO   3/10/21   206-774-0879

| Signature | Printed Name/Title | Date | Phone Number |

Profit Corporation - Amendment   Washington Secretary of State   Revised 07/10

Work Order #: 2021031800175324 - 1
Received Date: 04/09/2021
Amount Received: $30.00

SECOND AMENDED AND RESTATED ARTICLES OF INCORPORATION
OF DESKLESS WORKERS INC.

Pursuant to the provisions of the Washington Business Corporation Act and RCW 23B.10.020 and RCW 23B.10.070, the following Second Amended and Restated Articles of Incorporation are hereby submitted for filing.

Article 1: Corporate Name

The name of the corporation is Deskless Workers Inc. (the "**Corporation**").

Article 2: Purpose

The Corporation is organized for the purposes of engaging in any and all lawful business for which a corporation may be incorporated under Title 23B of the WBCA, now or hereafter in force.

Article 3: Authorized Shares

3.1   Authorized Capital. The Corporation is authorized to issue a total of 100,000,000 shares, consisting of 90,000,000 shares of common stock with a par value of $0.001 per share ("**Common Stock**") and 10,000,000 shares of preferred stock with a par value of $0.001 per share ("**Preferred Stock**"). Except as otherwise provided in accordance with these Amended and Restated Articles of Incorporation, the Common Stock will have unlimited voting rights, with each share being entitled to one vote, and the rights to receive the net assets of the Corporation upon dissolution, with each share participating on a pro rata basis.

3.2   Issuance of Preferred Stock in Series. The Preferred Stock may be issued from time to time in one or more series in any manner permitted by law and the provisions of these Amended and Restated Articles of Incorporation, as determined from time to time by the Board of Directors and state in the resolution or resolutions providing for its issuance, prior to the issuance of any shares.

The board of directors of the Corporation ("**Board**"), will have the authority to fix and determine and to amend, subject to these provisions, the designation, preferences, limitations and relative rights of the share of any series that is wholly unissued or to be established.

Unless otherwise specifically provided in the resolution establishing any series, the Board will further have the authority, after the issuance of shares of a series whose number it has designated, to amend the resolution establishing such series to decrease the number of shares of that series, but not below the number of shares of such series then outstanding.

Article 4: Effective Date

The effective date of incorporation of the Corporation will be December 19, 2015.

Article 5: Tenure

The Corporation will have a perpetual existence.

Article 6: Registered Agent

The name of the initial registered agent for the Corporation is Hughes Media Law Group, PC, a commercial registered agent listed with the Washington Secretary of State, as defined by RCW 23.95.105(3).

Article 7: Cumulative Voting

The right to cumulate votes in the election of directors will not exist with respect to shares of stock of the Corporation.

Work Order #: 2021031800175324 - 1
Received Date: 04/09/2021
Amount Received: $30.00

Article 8: Pre-Emptive Rights

Pursuant to RCW 23B.06.300(1), the right of shareholders of the Corporation to acquire the Corporation's unissued shares of stock will not exist with respect to share of stock of the Corporation.

Article 9: Forum

Unless the Board consents in writing to the selection of an alternative forum, King County, Washington will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim for breach of a fiduciary duty owed by any director, officer, employee or agent of the Corporation to the Corporation or the Corporation's shareholders, (iii) any action asserting a claim arising pursuant to any provision of the Washington Business Corporation Act, the articles of incorporation or the bylaws of the corporation or (iv) any action asserting a claim governed by the internal affairs doctrine, in each case subject to said courts having personal jurisdiction over the indispensable parties named as defendants therein.

IN WITNESS WHEREOF, these Second Amended and Restated Articles of Incorporation have been executed by a duly authorized officer of the Corporation on this 9th day of March 2021.

DESKLESS WORKERS INC.

By:

David Young
Chief Executive Officer

Work Order #: 2021031800175324 - 1
Received Date: 04/09/2021
Amount Received: $30.00

DESKLESS WORKERS INC.

CERTIFICATE OF OFFICER

Deskless Workers Inc., a Washington corporation, by David Young, its duly elected and qualified Chief Executive Officer, hereby delivers to the Secretary of State of Washington for filing its Second Amended and Restated Articles of Incorporation pursuant to RCW 23B.10.

    1. The name of the corporation is Deskless Workers Inc.

    2. The Articles of Incorporation, as amended, have been amended and restated in their entirety and attached hereto as Exhibit A.

    3. Such amendments and restatement were duly approved by the shareholders effect as of March 9, 2021, in accordance with the provisions of RCW 23B.10.030 and 040 of the Washington Business Corporation Act.

    4. The Second Amended and Restated Articles of Incorporation will be effective immediately upon filing with the Secretary of State of the State of Washington.

Dated: March 9, 2021

DESKLESS WORKERS INC.

By:
_____
David Young
Chief Executive Officer

Work Order #: 2021031800175324 - 1
Received Date: 04/09/2021
Amount Received: $30.00

Exhibit A
Second Amended and Restated Articles of Incorporation

SECOND AMENDED AND RESTATED ARTICLES OF INCORPORATION
OF DESKLESS WORKERS INC.

Pursuant to the provisions of the Washington Business Corporation Act and RCW 23B.10.020 and RCW 23B.10.070, the following Second Amended and Restated Articles of Incorporation are hereby submitted for filing.

Article 1: Corporate Name

The name of the corporation is Deskless Workers Inc. (the "**Corporation**").

Article 2: Purpose

The Corporation is organized for the purposes of engaging in any and all lawful business for which a corporation may be incorporated under Title 23B of the WBCA, now or hereafter in force.

Article 3: Authorized Shares

3.1   Authorized Capital. The Corporation is authorized to issue a total of 100,000,000 shares, consisting of 90,000,000 shares of common stock with a par value of $0.001 per share ("**Common Stock**") and 10,000,000 shares of preferred stock with a par value of $0.001 per share ("**Preferred Stock**"). Except as otherwise provided in accordance with these Amended and Restated Articles of Incorporation, the Common Stock will have unlimited voting rights, with each share being entitled to one vote, and the rights to receive the net assets of the Corporation upon dissolution, with each share participating on a pro rata basis.

3.2   Issuance of Preferred Stock in Series. The Preferred Stock may be issued from time to time in one or more series in any manner permitted by law and the provisions of these Amended and Restated Articles of Incorporation, as determined from time to time by the Board of Directors and state in the resolution or resolutions providing for its issuance, prior to the issuance of any shares.

The board of directors of the Corporation ("**Board**"), will have the authority to fix and determine and to amend, subject to these provisions, the designation, preferences, limitations and relative rights of the share of any series that is wholly unissued or to be established.

Unless otherwise specifically provided in the resolution establishing any series, the Board will further have the authority, after the issuance of shares of a series whose number it has designated, to amend the resolution establishing such series to decrease the number of shares of that series, but not below the number of shares of such series then outstanding.

Article 4: Effective Date

The effective date of incorporation of the Corporation will be December 19, 2015.

Article 5: Tenure

The Corporation will have a perpetual existence.

Article 6: Registered Agent

The name of the initial registered agent for the Corporation is Hughes Media Law Group, PC, a commercial registered agent listed with the Washington Secretary of State, as defined by RCW 23.95.105(3).

Article 7: Cumulative Voting

The right to cumulate votes in the election of directors will not exist with respect to shares of stock of the Corporation.

Work Order #: 2021031800175324 - 1
Received Date: 04/09/2021
Amount Received: $30.00

Article 8: Pre-Emptive Rights

Pursuant to RCW 23B.06.300(1), the right of shareholders of the Corporation to acquire the Corporation's unissued shares of stock will not exist with respect to share of stock of the Corporation.

Article 9: Forum

Unless the Board consents in writing to the selection of an alternative forum, King County, Washington will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim for breach of a fiduciary duty owed by any director, officer, employee or agent of the Corporation to the Corporation or the Corporation's shareholders, (iii) any action asserting a claim arising pursuant to any provision of the Washington Business Corporation Act, the articles of incorporation or the bylaws of the corporation or (iv) any action asserting a claim governed by the internal affairs doctrine, in each case subject to said courts having personal jurisdiction over the indispensable parties named as defendants therein.

IN WITNESS WHEREOF, these Second Amended and Restated Articles of Incorporation have been executed by a duly authorized officer of the Corporation on this 9th day of March 2021.

DESKLESS WORKERS INC.

By:

David Young
Chief Executive Officer

Work Order #: 2021031800175324 - 1
Received Date: 04/09/2021
Amount Received: $30.00